

January 14, 2026

Yehiel Tal
Chief Executive Officer and Chairman of the Board
CollPlant Biotechnologies Ltd
4 Oppenheimer, Weizmann Science Park
Rehovot 7670104, Israel

      Re: CollPlant Biotechnologies Ltd
           Registration Statement on Form F-3
           Filed January 9, 2026
           File No. 333-292640

Dear Yehiel Tal:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas O'Leary at 202-551-4451 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Industrial Applications and Services

cc: Gary Emmanuel, Esq.